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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-17f-2
Certificate of Accounting of Securities and Similar
Investment in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:			Date examination completed

811-06603			February 27, 2009

2. State identification Number: DE

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in representation statement:

Performance Funds Trust

4. Address of principal executive office (number, street, city, state, zip code):

3435 Stelzer Road, Columbus, Ohio 43219

Performance Funds Trust
3435 Stelzer Road
Columbus, Ohio 43219
May 20, 2009
Management Statement Regarding Compliance With Certain Provisions of the
Investment Company Act of 1940
We, as members of management of Performance Funds Trust — Money Market Fund, U.S. Treasury Money Market Fund, Short Term Government Income Fund, Intermediate Term Income Fund, Large Cap Equity Fund, Mid Cap Equity Fund, Leaders Equity Fund, Strategic Dividend Fund, Performance Advisor Growth Portfolio, Performance Advisor Moderate Portfolio and Performance Advisor Conservative Portfolio (collectively, the Trust), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of February 27, 2009 and from October 31, 2008 through February 27, 2009.
Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of February 27, 2009, and from October 31, 2008 through February 27, 2009 with respect to securities reflected in the investment accounts of the Trust.
Performance Funds Trust
By:
/s/ Chris Sabato
Chris Sabato
Treasurer

Report of Independent Registered Public Accounting Firm
To the Board of Trustees of
Performance Funds Trust:
We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that Performance Funds Trust (individually, The Money Market Fund, The U.S. Treasury Money Market Fund, The Short Term Government Income Fund, The Intermediate Term Income Fund, The Large Cap Equity Fund, The Mid Cap Equity Fund, The Leaders Equity Fund, The Strategic Dividend Fund, The Performance Advisor Growth Portfolio, The Performance Advisor Moderate Portfolio and The Performance Advisor Conservative Portfolio) (collectively, the Funds) complied with the requirements of subsections (b) and (c) under rule 17f-2 under the Act as of February 27, 2009. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 27, 2009, and with respect to agreement of security purchases and sales, for the period from October 31, 2008 (the date of our last examination), through February 27, 2009:
1.	Confirmation of all securities held as of February 27, 2009 by institutions in book entry form by the Federal Reserve Bank and the Depository Trust Company, without prior notice to management;

2.	Verification of all securities purchased/sold but not received/delivered and securities in transit as of February 27, 2009 via examination of the underlying trade ticket or broker confirmation;

3.	Reconciliation of all such securities to the books and records of the Funds and Trustmark National Bank (the Custodian);

4.	Confirmation of all repurchase agreements as of February 27, 2009 with brokers/banks and agreement of underlying collateral with the Custodian’s records; and

5.	Agreement of 15 security purchases and 15 security sales since October 31, 2008, from the books and records of the Funds to broker confirmations or trade tickets.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.
In our opinion, management’s assertion that the Funds complied with the requirements of subsection (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of February 27, 2009, and for the period from October 31, 2008 through February 27, 2009, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
/s/ KPMG LLP
Columbus, Ohio
May 20, 2009

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